UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


SCHEDULE  13G

Under  the  Securities  Exchange  Act  of  1934


Bioanalytical  Systems,  Inc.
(Name  of  Issuer)


Common  Shares
(Title  or  Class  of  Securities)


09058M  10  3
(CUSIP  Number)

CUSIP  No.  09058M  10  3

1.    NAME  OF  REPORTING  PERSON
  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (Entities  only)

    Peter  T.  Kissinger,  Ph.D.

2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

    (a)
    (b)          [X]

3.    SEC  USE  ONLY

4.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

    U.S.A.

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH




5. SOLE VOTING POWER. . . .  430,947
6. SHARED VOTING POWER. . .  848,220
7. SOLE DISPOSITIVE POWER .  430,947
8. SHARED DISPOSITIVE POWER  848,220


9.    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

    1,279,167

10.    CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    29.14%

12.    TYPE  OF  REPORTING  PERSON

    IN

  SCHEDULE  13G

  Item  1.

  This statement relates to the Common Shares of Bioanalytical Systems, Inc., an Indiana corporation ("BAS"), with principal executive offices at 2701 Kent Avenue, West Lafayette, Indiana 47906.

  Item  2.

  (a) - (c) This Schedule 13G is being filed by Peter T. Kissinger, Ph.D. The principal business office of Dr. Kissinger is located at 2701 Kent Avenue, West Lafayette, Indiana 47906. Dr. Kissinger is an United States citizen.

  (d)  and  (e)    This statement relates to the Common Shares of BAS, and the
CUSIP  number  for  such  securities  is  09058M  10  3.

  Item  3.

  Not  Applicable.

  Item  4.    Ownership

  (a) As of the close of business on December 31, 1997, Dr. Kissinger beneficially owned 1,279,167 Common Shares of BAS (Includes (i) 54,172 Common Shares which may be acquired upon the exercise of options within 60 days of December 31, 1997; (ii) 252,310 shares beneficially owned by Candice B. Kissinger, the wife of Dr. Kissinger; and (ii) 595,910 Common Shares owned jointly by Dr. and Mrs. Kissinger).

  (b) As of the close of business on December 31, 1997, the Common Shares set forth in Item 4(a) represent approximately 29.14% of the issued and outstanding Common Shares of BAS.

  (c) (i) Dr. Kissinger has the sole power to vote 430,947 of the Common Shares set forth in Item 4(a) (Includes 54,172 Common Shares which may be acquired upon the exercise of options within 60 days of December 31, 1997).

    (ii) Dr. Kissinger has the shared power to vote 848,220 of the Common Shares set forth in Item 4(a) (Includes (i) 595,910 Common Shares owned jointly by Dr. and Mrs. Kissinger and (ii) 252,310 Common Shares beneficially owned by Mrs. Kissinger.)

    (iii) Dr. Kissinger has the sole power to dispose of 430,947 of the Common Shares set forth in Item 4(a).2

    (iv) Dr. Kissinger has the shared power to dispose of 848,220 of the Common Shares set forth in Item 4(a).3

  Items  5.        Ownership  of  Five  Percent  or  Less  of  a  Class.

  Not  Applicable.

  Item  6.    Ownership of More than Five Percent on Behalf of Another Person.

  Not  Applicable.

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

  Not  Applicable.

  Item  8.    Identification  and  Classification  of  Members  of  the Group.

  Not  Applicable.

  Item  9.    Notice  of  Dissolution  of  a  Group.

  Not  Applicable.

  Item  10.    Certification.

  Not  Applicable.

    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February  11,  1998
\S\      Peter  T.  Kissinger,  Ph.D.
       Peter  T.  Kissinger,  Ph.D.